Syneron's VelaSmooth(TM) Launches Next Wave in Cellulite Reduction
With Its New Contour Applicator(TM)

YOKNEAM, ISRAEL and TORONTO -- (MARKET WIRE) -- 09/07/06 -- Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos(TM) combined-energy medical aesthetic devices, today introduces the new Contour Applicator(TM), a smaller applicator for use with its VelaSmooth(TM) System. The Contour Applicator, which is ergonomically designed to fit comfortably in the user's hand, is designed to facilitate spot treatments in hard-to-reach areas, enhancing use of the device for cellulite reduction.

Since U.S. FDA clearance in June 2005, more than 100,000 patients have been treated with the VelaSmooth. After quickly becoming the preferred cellulite treatment of physicians, the VelaSmooth, designed with elos-technology, now has the largest worldwide installed base of any energy-based device for cellulite reduction.

The VelaSmooth is currently under study to evaluate use of the device to reduce thigh circumference. In an initial publication in "The Journal of Cosmetic and Laser Therapy," Alster et al. have reported promising early results in circumference reduction of thighs treated by the VelaSmooth. Dr. Tina Alster, principal investigator in the study and director of the Washington Institute of Dermatologic Laser Surgery and clinical professor of dermatology at Georgetown University, commented that, "In our published clinical study, we found the VelaSmooth to be effective in significantly reducing thigh circumference as well as improving the clinical appearance of cellulite." Dr. Alster continued, "Patients reported that their clothes had a better fit, and while they did not lose weight, they looked as if they did!"

VelaSmooth is a non-invasive device based on Syneron's proprietary elos technology -- a combination of bi-polar RF and light energy -- and is specifically designed to improve skin texture, reduce the appearance of cellulite and reduce localized fat deposits. The VelaSmooth system involves the simultaneous application of light energy to the tissue at a controlled infrared wavelength, conducted RF energy and mechanical manipulations of the skin and fat layer.

"The Contour Applicator has been well received by patients," said Dr. Gerald Boey, G.P. "I'm very pleased with the results and expect new patients introduced to the system will also be very satisfied."

"With VelaSmooth and now the new Contour Applicator, Syneron technology continues to set the standard for the medical aesthetic industry to meet changing consumer needs," said Doron Gerstel, president of Syneron North America. "We've succeeded at creating strong brand awareness among consumers for VelaSmooth treatments, which has generated a very successful business for our physicians. This new Contour applicator will allow these physicians to further enhance the VelaSmooth treatments."

Currently, the VelaSmooth device achieves superior results for cellulite reduction in the thigh, buttocks and stomach regions. The new VelaSmooth Contour Applicator can be used in combination with the original VelaSmooth to further enhance the effects of the cellulite reduction therapy treatment by targeting the chin, knees, "love handles" and other hard-to-treat areas like the arms, neck, bra line and back of the calves.

Cellulite treatments have increased 81 percent since 2000, according to the American Society of Plastic Surgeons. Due to soaring consumer demand for cellulite treatment and its commitment to continually improving product line safety and efficacy, Syneron created the VelaSmooth Contour Applicator to further enhance patient results and treatment efficiency. This new device allows for fewer patient treatments and reduces strain on technicians who conduct the procedure.

In clinical trials, patients have been able to reduce their visits by up to 50 percent from the original treatment protocol. For practitioners, the smaller Contour Applicator is easier to use and requires less physical effort to operate.

Studies of VelaSmooth treatments found that approximately 90 percent of patients experienced an overall clinical improvement on the area treated, with about 94 percent of patients pursuing treatment of other body areas.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

For more information, please contact:
David Seligman
CFO
+972-54-772-6229
email: cfo@syneron.com

Judith Kleinman
VP Investor Relations
+972-4-909-6282
email: ir@syneron.com

Nick Laudico
The Ruth Group
(646) 536 7030
email: nlaudico@theruthgroup.com

Elin Spahr
Airfoil Public Relations for Syneron Medical Ltd.
(248) 304-1412
email: spahr@airfoilpr.com